FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F   ☒   Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 30th June, 2005

Chairman - Chief Executive Officer

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National Bank of Greece: Q1 2005 Results

Press release

Q1 2005 results

The Q1 2005 results continue the exceptional performance of the NBG Group achieved in 2004, reflecting the success of our strategy to broaden our income sources, maximize operating efficiency, and deliver superior returns, as set out in the Group’s Business Plan 2005-2007 published earlier this year.

Guided by these three principal objectives, the NBG Group boosted growth in its core business, while at the same time reining in operating expenses across all its major spending categories. This led to a marked improvement in the cost/income ratio (from 64.7% to 55.0%), a surge in profitability (up 58%), and as a consequence substantially enhanced return on equity (24.5% in 1Q 2005).

This is the first set of financial statements presented under International Financial Reporting Standards (IFRS). The application of the new principles had little impact on Group equity, and was easily absorbed by the high capital adequacy, as stated in the presentation of the Group’s Business Plan. The overall impact of implementation of IAS on core income, excepting one-off adjustments, was limited and is plainly reflected in the robust profitability posted for 2005 Q1.

The dynamism reflected in our Q1 results, following IFRS adjustments, serves to affirm our optimism and commitment to achieving the aspirations set out in the Group’s Business Plan.

Athens, June 2005

Takis Arapoglou

Chairman and CEO

	1st Quarter
(€ millions)	2005	2004	±%

Group profit before tax & minorities	218.0	140.5	55.1%
Group profit after tax and minorities	146.9	92.8	58.4%
Core profit	203.4	116.4	74.7%
Earnings per share	€0.46	€0.29	58.5%
Return on average equity	24.5%	16.8%	770	bps
Cost/income	55.0%	64.7%	-970	bps

The Group reported a net profit after tax and before minorities of €146.9m, up 58% year-on-year as well as vis-à-vis the average quarterly performance in 2004, before deducting the one-off cost of the voluntary retirement package.

This impressive growth in Group profitability reflects strengthening core income, up 16.2% y-o-y to  €528.3m, and the containment of growth in operating costs to 4.0% y-o-y. As a result, return on equity rose to 24.5%, up 7.7 percentage points on the previous year, ranking National Bank of Greece among the leading performers on the European banking scene as regards return on capital.

Both the stronger core income and enhanced profitability of the first quarter are in line with the targets set by the Business Plan 2005-2007 for annual earnings growth. Moreover, first quarter ROE is in line with the levels set by the Business Plan for the end of the 3-year period.

Substantial growth in core banking income

The 16.2% y-o-y growth in Group first quarter core income reflects first and foremost the increase in interest income. Specifically, net Group interest income grew by 17.4% y-o-y to €397.9m. This development is due to the ongoing increase in lending, and in particular that of retail lending which grew by 28.2% over the same period. The performance of the retail banking sector overall is reflected in the growth posted in retail loans outstanding during Q1 2005, reaching 20% on an annualized basis.

Net interest margin in Q1 increased by 38bps, to 3.43%, as a result of a more efficient structuring of loans and success in keeping the various loan and deposit margins unchanged at satisfactory levels. This NIM level marks a record high and the upward trend in the net interest margin is expected to continue, on the back of increased leverage of the Group balance sheet, with higher yielding loans representing a steadily larger share of the whole.

Commission and insurance income grew by 12.6% y-o-y in the first quarter as a result of the 33% y-o-y increase in commissions from the retail business. In addition, net income from insurance business grew by 42% y-o-y, indicating that efforts to restructure the Group’s insurance operations are paying off, with strong growth in insurance policy premiums and enhanced business profitability.

Healthy growth in the loan book

Total Group lending at the end of Q1 2005 amounted to €28.2bn, up 18% y-o-y. Retail lending continued to be the driving force behind growth in the loan book, with the fastest growth posted by mortgages, which grew by 23% on an annual basis in Q1.

Specifically, mortgages outstanding amounted to €9.7bn, while disbursements in Q1 exceeded €600m. Growth in consumer loans was due in large part to enhanced mobilization of the Bank’s branch network, with consumer loans outstanding increasing by 44%. Lastly, credit card balances stood at €1.5bn posting

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a 19% growth y-o-y.  It is notable that despite stiffer competition, the number of applications for credit cards grew by 25% on the previous quarter.

Lending to small businesses with annual turnover below €2.5m also posted a satisfactory performance, growing by 26% y-o-y to €1.75bn at the end of Q1. Also, at the end of Q1, retail loans outstanding represented 55% of total lending, compared with 51% at the end of Q1 2004. At the same moment in time, the ratio of loans to total assets stood at 46.9% compared with 44.7% in Q1 2004.

In the sphere of corporate lending, loans to large corporates totaled €6.6bn at the end of Q1 2005, unchanged on the previous year, reflecting the Bank’s strategy to rationalize the risk/return ratio in this segment of the loan book. By contrast, lending to medium-sized enterprises grew by 24.1% y-o-y, with loans outstanding totaling €2.75bn at the end of Q1 2005.

At the end of Q1, total non-performing loans after provisions represented just 1% of the total loan book, underscoring the fact that loan book growth is well monitored and controlled. After the formation of provisions in excess of 71bps on average loans outstanding, provisions coverage now stands close to 80%.

Containing operating costs

The strong Q1 growth in core income did not adversely affect the Group’s cost structure.  On the contrary, consistent efforts to contain operating costs are paying off, thus rendering the NBG Group more competitive in Greece and internationally.

Operating expenses declined by approximately 4% on an annual basis. This reflects the deceleration in staff costs following the successful VR program of the previous year as well as the impressive 9% reduction in administrative and other operating expenses.

The benefits of the past year’s VR program, which resulted in the departure of around 10% of the Bank’s workforce, are now evident, with staff costs in Q1 relative to the 2004 average staff costs down by 6.8%. This reduction has been achieved within an environment of pay increases of around 4% on an annual basis, in line with the current collective labor agreement. The benefits of the VR program will continue to feed through to the Group’s operating expenses, while the cost of the program was posted in its entirety to the results of the previous year.

With regard to general and administrative expenses, which posted an ever larger percentage reduction, management is determined to maintain tight control by subjecting these costs to review and improving procurement procedures with a view to consolidating achievements already made and enhancing the climate of cost containment and frugality.

Growth in income coupled with cost containment led to a marked improvement in the Group’s efficiency ratio, which declined by around 10 percentage points relative to the 2004 average. As a result, the

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cost/income ratio stood at 55.0%, thus covering within this 3-month period the greater part of the target level set for the three years of the Business Plan.

A strong profile in Southeast Europe

Lending in SE Europe posted growth of 64% y-o-y in Q1 2005, reaching a total of €1.6bn. The growth trajectory is evident in the rate of growth in the loan book since the beginning of the year, at just over 22%. Retail lending has been particularly brisk, growing by 126% y-o-y. As a result loans outstanding in SE Europe at the end of 2005 Q1 represented 5.6% of the total loan book, compared with 4.1% in March 2004. Moreover profitability deriving from the Group’s business in the region grew by 129% y-o-y, representing 9.1% of aggregate Group profit.

Enhancement of the core deposit base and the high value-added assets under management

Total deposits at the end of March 2005 stood at €40.3bn. This result reflects the 40% y-o-y decline in repos, a generalized phenomenon across the domestic banking market. By contrast, savings and sight deposits grew by 4.9% y-o-y to around  €30bn at the end of 1Q 2005. Compared with the beginning of the year, the corresponding deposits for the total market in Greece declined by 1.3% y-o-y, while for NBG they remained unchanged. It should be noted that these deposits comprise the bulk of the Group’s deposits and one of its key competitive advantages.

One of management’s key strategic objectives is to strengthen the Group’s position in the mutual fund market, particularly in high value-added funds. To this end, over the course of the past 12 months, the Group’s share of the overall mutual fund market grew by 80bps to 26.3% and more importantly, by 130bps if one excludes money market funds.

Strengthening the capital base

As evidenced by the capital adequacy ratios, the Group’s capital base strengthened yet further in Q1 2005. The Group’s core Tier-I capital adequacy ratio following IFRS adjustments is estimated to stand at 8%, 100bps over management’s minimum acceptable level as set out in the Business Plan 2005-2007. The total capital adequacy ratio (Tier-I and Tier-II) stood at 14.3%.

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NATIONAL BANK OF GREECE S.A.

Consolidated Financial Statements

31 March 2005

according to

International Financial Reporting Standards

June 2005

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

Consolidated Income Statement

		From 1 January to
€ 000’s	Note	31.3.2005	31.3.2004

Interest and similar income		600.749	530.838
Interest expense and similar charges		(202.832)	(192.030)
Net Interest income	3	397.917	338.808

Fee and commission income		111.235	105.617
Fee and commission expense		(6.104)	(8.043)
Net Fee and commission income	4	105.131	97.574

Earned premia net of reinsurance		146.767	109.123
Net claims incurred		(123.651)	(92.848)
Net premia from insurance contracts	5	23.116	16.275

Dividend income		2.159	2.160
Net trading income	6	21.456	36.529
Net result from investment securities		15.458	597
Other operating income	7	25.856	31.399
Total operating income		591.093	523.342

Personnel expenses	8&9	(208.076)	(211.684)
General & administrative expenses		(80.528)	(87.470)
Depreciation and amortization charges	20&21	(30.453)	(31.651)
Other operating expenses		(5.941)	(7.587)
Total operating expenses		(324.998)	(338.392)

Impairment losses on loans and advances	17	(48.931)	(46.021)
Share of profit of associates		795	1.579
Profit before tax		217.959	140.508

Tax expense	10	(54.462)	(45.289)
Net Profit		163.497	95.219

Net Profit attributable to:
Minority interests		16.618	2.465
NBG ordinary shareholders		146.879	92.754

Earnings per share
Basic & Diluted	11	€0.46	€0.29

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

Consolidated Balance Sheet

€ 000’s	Note	31.3.2005	31.12.2004
ASSETS
Cash and balances with central banks	12	1.630.823	1.145.042
Treasury bills and other eligible bills	13	143.424	150.400
Due from banks (net)	14	11.176.915	8.590.382
Trading portfolio assets	15	10.975.489	11.615.536
Derivative financial instruments	16	155.662	—
Loans and advances to customers (net)	17	27.070.246	26.052.758
Investment securities - available for sale	18	4.308.955	2.382.941
- held to maturity		51.965	—
Investment property		128.905	125.905
Investments in associates	19	210.380	212.248
Goodwill & other intangible assets	20	68.583	71.723
Property & equipment	21	1.961.964	1.959.636
Deferred tax assets	22	218.443	75.867
Insurance related assets and receivables		466.770	439.215
Other assets	23	1.626.143	1.660.784
Total assets		60.194.667	54.482.437

LIABILITIES
Due to banks	24	11.964.702	6.413.741
Derivative financial instruments	16	268.473	—
Due to customers	25	40.264.195	40.865.176
Debt securities in issue		62.520	63.448
Other borrowed funds	26	1.098.778	1.098.642
Insurance related reserves and liabilities		1.587.960	1.326.697
Other liabilities	27	1.118.099	1.162.342
Current tax liabilities		156.131	145.927
Deferred tax liabilities	22	63.883	10.917
Retirement benefit obligations	9	219.018	225.331
Total liabilities		56.803.759	51.312.221

SHAREHOLDERS’ EQUITY
Share capital	28	1.492.090	1.492.090
Share premium account	28	32.393	32.393
Less: treasury shares	28	(213.962)	(210.128)
Reserves and retained earnings	29	1.103.183	1.071.391
Equity attributable to NBG shareholders		2.413.704	2.385.746

Minority Interest		258.358	302.321
Non-innovative undated tier I	29	718.846	482.149
Total shareholders’ equity		3.390.908	3.170.216

Total equity and liabilities		60.194.667	54.482.437

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

Consolidated Statement of Changes in Equity

€ 000’s	Share capital	Share premium account	Treasury shares	Reserves & Retained earnings	Equity attributable to NBG shareholders	Minority Interest	Total

As at 1 January 2004	1.147.761	32.393	(348.790)	1.311.382	2.142.746	342.579	2.485.325
Changes in Equity from 1.1 to 31.3.2004:
Currency translation differences				6.571	6.571		6.571
Net Profit				92.754	92.754	2.465	95.219
Net sales of treasury shares			52.355	(15.808)	36.547		36.547
Acquisitions of subsidiaries/associates						(7.637)	(7.637)
Other movements				(1.379)	(1.379)		(1.379)
As at 31 March 2004	1.147.761	32.393	(296.435)	1.393.520	2.277.239	337.407	2.614.646
Changes in Equity from 1.4 to 31.12.2004
Issue of share capital	344.329			(344.329)
Currency translation differences				(10.290)	(10.290)		(10.290)
Net Profit				208.750	208.750	15.397	224.147
Net sales of treasury shares			86.307	(20.109)	66.198		66.198
Acquisitions of subsidiaries/associates						(39.632)	(39.632)
Dividends				(165.783)	(165.783)	(10.851)	(176.634)
Issue of non-innovative Tier I						482.149	482.149
Other movements				9.632	9.632		9.632
As at 31 December 2004	1.492.090	32.393	(210.128)	1.071.391	2.385.746	784.470	3.170.216
Adoption of IAS 39 & IFRS 4				(86.379)	(86.379)	(44.763)	(131.142)
As at 1 January 2005 as restated	1.492.090	32.393	(210.128)	985.012	2.299.367	739.707	3.039.074
Changes in Equity from 1.1 to 31.3.2005:
Currency translation differences				(2.128)	(2.128)		(2.128)
Net profit				146.879	146.879	16.618	163.497
Net purchases of treasury shares			(3.834)	14	(3.820)		(3.820)
Acquisitions of subsidiaries/associates				(1.872)	(1.872)	(13.459)	(15.331)
Issue of non-innovative tier I				4.381	4.381	236.697	241.078
Other movements				(29.103)	(29.103)	(2.359)	(31.462)
As at 31 March 2005	1.492.090	32.393	(213.962)	1.103.183	2.413.704	977.204	3.390.908

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

Reconciliation of Equity: Greek GAAP to IFRS

€ 000’s	1.1.2005	1.1.2004

Total shareholders’ equity, as previously stated under Greek GAAP	2.522.088	2.431.217
Transition adjustments due to adoption of IFRS:
Defined benefit plans: recognition of unfunded deficits	(180.810)	(163.843)
Loans fees deferral (Effective interest rate)	(39.413)	(23.748)
Remeasurement of fixed assets and intangibles	(27.802)	(3.089)
Securities revaluation	(24.520)	(89.920)
Recognition of tax related provisions	(11.327)	(32.056)
Leasing - Government grants: remeasurement of B/S item	(9.363)	(9.564)
Recognition of impairment losses on loans and advances	(8.233)	(7.155)
Hybrid securities - non-innovative Tier I	482.149	—
Profit distribution recognised on cash basis (Dividends & staff bonuses)	239.240	198.784
Recognition of minority on ex-associates and other	193.721	182.791
Other	34.486	1.908
Total adjustments	648.128	54.108

Total shareholders’ equity, per I.F.R.S	3.170.216	2.485.325

Consolidated Cash Flow Statement

	From 1 January to
€ 000’s	31.3.2005	31.3.2004

Net cash flows from:
Operating activities	3.282.308	2.185.955
Investing activities	452.252	(60.657)
Financing activities	203.461	8.158
Effect of exchange rate changes on cash and cash equivalents	44.160	52.115
	3.982.181	2.185.571

Cash and cash equivalents at the beginning of the period	4.930.173	5.881.052
Cash and cash equivalents at the end of the period see (Note 31)	8.912.354	8.066.623

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

Notes to the Consolidated Financial Statements

Note 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has a further listing in the New York Stock Exchange. The Bank’s headquarters are located at 86 Eolou street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 164 years of operations the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate on a global level. The Group operates primarily in Greece, but also has operations in Europe, Balkans, North America, South and North Africa.

Note 2: Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Group (the “Financial Statements”) are prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS) and are stated in Euro (rounded to the nearest thousand), the currency of the country in which the Bank is incorporated. The Financial Statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investment securities, financial assets and liabilities held for trading and all derivative contracts measured at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates. Actual results in the future could differ from such estimates and the differences may be material to the Financial Statements.

Adoption of International Financial Reporting Standards (IFRS)

The Group adopts the requirements of IFRS for the first time for the purpose of preparing Financial Statements for the year ending 31st December 2005. In accordance with the transitional provisions set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards” and other relevant standards, the Group has applied IFRS expected to be in force and endorsed (or where there is reasonable expectation of endorsement) by the European Union (EU) as of 31st December 2005 in its financial reporting with effect from 1st January 2004 with the exception of the standards relating to financial instruments and insurance contracts (IAS 32, 39 and IFRS 4).

The Group has used the transitional provisions of IFRS 1 with respect to the aforementioned standards in arriving at appropriate opening balances and therefore has not applied these standards to the 2004 comparatives. The impact of these standards is reflected through further adjustments to shareholders’ equity as at 1st January 2005. In 2004 comparatives, financial instruments and insurance contracts are included using the respective measurement bases and the disclosure requirements under Greek GAAP.

Group accounts

Business combinations: All acquisitions are accounted for using the purchase method of accounting as set out in IFRS 3 from the date on which the Group effectively obtains control of the acquiree. The Group has incorporated into its income statement the results of operations of the acquiree and has also recognized in the balance sheet the assets and assumed the liabilities and contingent liabilities of the

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

acquiree as well as any goodwill arising on the acquisition. Acquisitions have been accounted for at cost, being the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for the control of the acquiree plus any costs directly attributable to the acquisition. For the allocation of the cost of acquisition, all recognized assets and liabilities are measured at their fair values as at the date of acquisition and any minority interests are stated at the minority’s proportion of the fair values of the assets and liabilities recognized in accordance with IFRS 3.   The Group has elected to use the exemption of paragraph 15 of IFRS 1 and did not restate past business combinations that occurred prior to the transition date.

The Consolidated Financial Statements combine the financial statements of the Bank and all its subsidiaries, including certain special purpose entities where appropriate.

Subsidiary undertakings: Subsidiary undertakings, which are those companies in which the Group directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over their financial and operating policies, have been fully consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. All intra-group transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Temporarily controlled entities that are acquired and held exclusively with a view to their subsequent disposal, within twelve months from their acquisition, are recorded as investment securities.

Associated undertakings: Investments in associates are accounted for by applying the equity method of accounting. These are undertakings over which the Group has between 20% and 50% of the voting rights, and over which the Group exercises significant influence, but which it does not control. Provisions are recorded for long-term impairment in value.

Under the equity method of accounting, the investment is initially recorded at cost, and is increased or decreased by the proportionate share of the affiliate’s profits or losses after the date of acquisition. Goodwill arising on the acquisition of an associate is included in the cost of the investment (net of any accumulated impairment loss). Dividends received from the associate during the year reduce the carrying value of the investments. Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as investment securities. Unrealized gains and losses on transactions between the Group and its associated undertakings are eliminated to the extent of the Group’s interest in the associated undertaking. Where necessary, the accounting policies used by the associate have been changed to ensure consistency with the policies adopted by the Group.

Foreign currency translation

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the measurement currency”). The Financial Statements are presented in thousands of Euro (€), which is the measurement currency of the Bank.

Foreign currency transactions are translated into the measurement currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary financial assets are a component of the change in their fair value. Depending on the classification of a non-monetary financial asset, translation differences are either recognized in the income statement (applicable for example for equity securities held for trading),

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

or within shareholders’ equity, if non-monetary financial assets are classified as available for sale investment securities.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the balance sheet date, while income and expense items are translated at average rates for the period. Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognized directly in foreign currency translation reserve within shareholders’ equity. Differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments, designated as hedges of such investments are taken to shareholders’ equity. When a foreign entity is sold, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Regular way purchases and sales

In case of “regular way” purchases and sales of financial assets the Group uses “settlement date” accounting apart from trading and investment securities and derivative financial instruments, which are recognized at “trade date”.

Derivative financial instruments and hedging (Applicable for all Group entities from January 1, 2005)

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are re-measured at their fair value. All derivatives are carried in assets when favorable to the Group and in liabilities when unfavorable to the Group. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and options pricing models, as appropriate. Where the Group enters into derivative instruments used for trading purposes, realized and unrealized gains and losses are recognized in trading income.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.   The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

•             At inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

•             the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period. A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

•             the hedge is highly effective on an ongoing basis.

Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognized in the income statement along with the corresponding change in the fair value of the hedged asset or liability that is attributable to that specific hedged risk. If the hedge relationship is terminated for reasons other than the de-recognition of the hedged item, the difference between the carrying amount of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortized fair value adjustment”), is, in the case of interest bearing financial instruments, amortized to the income statement over the remaining term of the original hedge, while for non-interest bearing

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

instruments that amount is immediately recognized in the income statement. If the hedged instrument is derecognized, e.g. sold or repaid, the unamortized fair value adjustment is recognized immediately in the income statement.

Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognized initially in shareholders’ equity. When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from shareholders’ equity to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in shareholders’ equity remains in shareholders’ equity until the committed or forecast transaction occurs, at which point it is transferred from shareholders’ equity to trading income.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes, i.e. fair value gains and losses are recognized in trading income.

A derivative may be embedded in another financial instrument, known as “host contract”. In such combinations, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealized gains and losses reported in the income statement.

Notwithstanding the above, transactions entered into before the date of transition to IFRS, shall not be retrospectively designated as hedges.

Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

Interest income and expense

Interest income and expense are recognized in the income statement for all interest bearing instruments on a time proportion basis, taking account of the principal outstanding and using the effective interest rate method based on the actual purchase price. Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other discounted instruments.

The recognition of income on commercial and mortgage loans ceases when the recovery of principal and/or interest becomes doubtful of collection, such as when overdue by more than 180 days, or when the borrower or securities’ issuer defaults, if earlier than 180 days. Credit card loans, other non-secured personal credit lines and certain consumer finance loans are placed on non-accrual basis no later than the date upon which they become 90 days delinquent. In all cases, loans must be placed on non-accrual or written off at an earlier date, if collection of principal and/or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or written off is excluded from interest income until received.

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

Fee and commission income

Fees and commissions are generally recognized on an accrual basis over the period the service is provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or sale of businesses, are recognized upon completion of the underlying transaction.

Trading securities (Applicable for all Group entities from January 1, 2005)

Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

Trading securities are initially recognized at cost and subsequently re-measured at fair value. The determination of fair values of trading securities is based on quoted market prices, dealer price quotation and pricing models, as appropriate. Gains and losses realized on disposal or redemption and unrealized gains and losses from changes in the fair value of trading securities are included in net trading income. Interest earned whilst holding trading securities is reported as interest income. Dividends received are separately reported and included in dividend income. Trading securities may also include securities sold under sale and repurchase agreements.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention (“regular way” purchases and sales) are recognized at trade date, which is the date that the Group commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs.

Trading securities held are not reclassified out of the respective category. Respectively, investment securities are not reclassified into the trading securities category while they are held.

Sale and repurchase agreements

Securities sold subject to a linked repurchase agreement (‘Repos’) are retained in the Financial Statements as trading or investment securities and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reversed Repos’) are recorded as due from other banks or loans and advances to customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of Repos (or Reverse Repos) agreement using the effective interest rate method.

Securities borrowing and lending (Applicable for all Group entities from January 1, 2005)

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest. Securities borrowed and securities received as collateral under securities lending transactions are not recognized in the Financial Statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognized from the Financial Statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements. Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

Investment Securities (Applicable for all Group entities from January 1, 2005)

Investment securities are classified as either available for sale or held to maturity investment securities based on management intention on purchase date. Investment securities are recognized at trade date, which is the date that the Group commits to purchase or sell the asset. All other purchases and sales are recognized as derivative forward transactions until settlement.

Available for sale investment securities are initially recorded at cost (including transaction costs) and subsequently re-measured at fair value based on quoted bid prices in active markets, dealer price quotations or discounted expected cash flows. Fair values for unquoted equity investments are determined by applying recognized valuation techniques such as price/earnings or price/cash flow ratios, refined to reflect the specific circumstances of the issuer. Unrealized gains and losses arising from changes in the fair value of available for sale investment securities are reported in shareholders’ equity, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available for sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. When an available for sale investment security is disposed of or impaired, the accumulated unrealized gain or loss included in shareholders’ equity is transferred to the income statement for the period and reported as gains / losses from investment securities. Gains and losses on disposal are determined using the moving average cost method.

Held to maturity investment securities consist of securities with fixed or determinable payments, which the management has the positive intend and ability to hold to maturity. Held to maturity investment securities are carried at amortized cost using the effective interest rate method, less any provision for impairment. Amortized cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

An investment security is considered impaired if its carrying amount exceeds its recoverable amount and there is objective evidence that the decline in price has reached a level that recovery of the cost value cannot be reasonably expected within the foreseeable future. The amount of the impairment loss for financial assets carried at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate. For quoted financial assets re-measured to fair value the recoverable amount is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset whereas for unquoted financial assets the recoverable amount is determined by applying recognized valuation techniques.

Interest earned whilst holding investment securities is reported as interest income. Dividends receivable are included separately in dividend income, when a dividend is declared.

Loans and receivables (Applicable for all Group entities from January 1, 2005)

Loans originated by the Group include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold, in which case they are recorded as assets held for trading, available for sale investment securities or as held to maturity, as appropriate.

Loans originated by the Group are recognized when cash is advanced to borrowers. They are initially recorded at cost including any transaction costs, and are subsequently valued at amortized cost using the effective interest rate method.

Interest on loans originated by the Group is included in interest income and is recognized on an accrual basis. Fees and direct costs relating to a loan origination, financing or restructuring and to loan commitments are treated as part of the cost of the transaction and are deferred and amortized to interest income over the life of the loan using the effective interest rate method.

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

Provisions for impairment of loans (Applicable for all Group entities from January 1, 2005)

A credit risk provision for loan impairment is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms. A “claim” means a loan, a commitment such as a letter of credit, guarantee or commitment to extent credit, or a derivative or other credit product.

A provision for loan impairment is reported as a reduction of the carrying amount of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment, a provision for impairment loss is reported in other liabilities. Additions to provisions for loans impairment are made through bad and doubtful debts expense.

The Group assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant. A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralized loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics. Loans to corporates are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics. Mortgages and retail loans are also grouped based on days in arrears or product type. Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not exist currently.

All impaired loans are reviewed and analysed at least annually and any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates result in a change in the provision for loans impairment and are charged or credited to impairment losses on loans and advances.

The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment. Subsequent recoveries are credited to impairment losses on loans and advances in the income statement. In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established.

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes.

Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into working condition. In accordance with the transitional provisions set out in IFRS 1, the Group has adopted the carrying values of all items of property and equipment on the date of transition under Greek GAAP as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition.

Subsequent to initial recognition, property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalized, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognized. Therefore, the depreciation of an item of property and equipment that is retired from active use and held for disposal, does not cease unless it is fully depreciated. Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation

Buildings used in operation	Not exceeding 50 years

Buildings (other than those used in operation)	Not exceeding 50 years

Leasehold improvements	Residual lease term, not exceeding 10 years

Furniture and related equipment	Not exceeding 12 years

Motor vehicles	Not exceeding 10 years

Hardware and other equipment	Not exceeding 5 years

The Group periodically reviews land and buildings for impairment. Where the carrying amount on an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Foreclosed assets, which consist of properties acquired through foreclosure in full or partial satisfaction of a related loan, are initially measured at cost, which includes transaction costs, and reported under other assets. After initial recognition foreclosed assets are remeasured at the lower of their carrying amount and fair value less estimated costs to sell. Any gains or losses on liquidation of foreclosed assets are included in other operating income.

Investment property

Investment property includes land and buildings, owned by the Group (or held through a leasing agreement, either finance or operating) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs. A property interest that is held by the Group under an operating lease is classified and accounted for as investment property when a) the property would otherwise meet the definition of an investment property, b) the operating lease is accounted for as if it were a finance lease and c) the Group applies the fair value model. In accordance with the transitional provisions set out in IFRS 1, the Group has adopted the carrying amounts of all investment properties on the date of transition under Greek GAAP as their deemed cost rather than carrying out a valuation at the date of transition.

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

Subsequent to initial recognition, investment property is stated at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment. Investment property is periodically reviewed for impairment.

Intangible assets

Intangible assets include goodwill, computer software and other intangible assets that comprise of separately identifiable intangible items arising from acquisitions and certain purchased trademarks and similar items.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired entity at the date of acquisition. Subsequent to initial recognition, goodwill is stated at cost less accumulated impairment losses. Management tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Notwithstanding the above, the Group has elected to use the exemption of paragraph 15 of IFRS 1 in respect of past business combinations, which means that any goodwill recognized under previous GAAP as a reduction from equity, has not been recognized in its opening IFRS balance sheet, rather is accounted for as an adjustment to retained earnings. Furthermore, the Group shall not transfer goodwill to the income statement if in a future date disposes of the subsidiary (or associate) or if the investment in the subsidiary (or associate) to which that goodwill relates, becomes impaired. Any excess, as at the date of the exchange transaction, of the acquirer’s interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition, should be recognized as negative goodwill. Once it has been established that negative goodwill exists, the Group a) reassess the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and b) recognizes immediately in the income statement any profit or loss remaining after the reassessment.

Computer software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year. Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognized as a capital improvement and added to the original cost of the software. Computer software development costs recognized as assets, are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognized as an expense when it is incurred.

At each balance sheet date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

Insurance Operations

As of 1 January 2005, the Group allocates its insurance related products into insurance contracts and investment contracts depending on the level of insurance risk inherent in the products in accordance with IFRS 4 (“Insurance contracts”). As permitted by IFRS 4, the Group accounts for its insurance contracts in accordance with Greek accounting principles. Accordingly, overseas insurance liabilities are measured in accordance with the accounting and legal requirements in the countries concerned and as permitted by IFRS 4.

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

Assets and liabilities relating to investment contracts are classified and measured as appropriate under IAS 39, ‘Financial Instruments: Recognition and Measurement’. The Group assesses whether its recognized insurance liabilities are adequate by applying a liability adequacy test (“LAT”), which meets the minimum requirements set forth in IFRS 4. As at January 1 2005, additional liabilities resulting from the LAT performed increased the carrying amount of insurance liabilities as determined in accordance with Greek GAAP and were charged off to equity.

Leases

A Group company is the lessee

Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other liabilities. The interest element of the finance cost is charged to the income statement over the lease period. All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

A Group Company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. Lease income is recognized over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Assets leased out under operating leases are included in the balance sheet based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease term.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 3 months maturity from the date of acquisition and consist of cash and balances with central banks, treasury bills and other eligible bills, amounts due from other banks, investment securities and trading securities.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

Employee benefits

Group companies operate various retirement benefit plans in accordance with local conditions and practices in their respective countries. Such plans are classified as pension plans or other post-retirement benefit plans.

Pension plans

A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the pension liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of the plan assets, including any adjustments for unrecognized actuarial gains/losses and past service costs. The Group follows the “corridor” approach of IAS 19 “Employee Benefits” according to which a certain amount of actuarial gains and losses remains unrecognised and is amortized over the average remaining lives of the employees participating in the plan. The Group on the transition date to IFRS has elected to use the exemption provided in paragraph 20 of IFRS 1 in respect of employee benefits and has recognized all cumulative actuarial gains and losses from the inception of such plans until the date of transition to IFRS.

The defined benefit obligation is calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Pension costs are charged or credited to the income statement over the service lives of the related employees.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

Other post-retirement benefit plans

Group employees participate in plans, which provide for various health benefits including post-retirement healthcare benefits. Such plans are also classified as either defined contribution or defined benefit plans. Obligations under other defined benefit post-retirement plans are valued annually by independent qualified actuaries.

Income taxes

Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognized as an expense in the period in which profits arise.

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the consolidated balance sheet and their amounts as measured for tax purposes.

The principal temporary differences arise from loan provisions, provisions for pensions and other post retirement benefits, revaluation of certain assets and from tax losses carried forward. Deferred tax assets relating to the unused tax losses carried forward are recognized to the extent that it is probable that sufficient taxable profits will be available against which these losses can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on laws that have been enacted at the balance sheet date.

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax asset is recognized for all deductible temporary differences arising from investments in subsidiaries, branches and associates, and interests in joint ventures, to the extent that, it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax, related to fair value changes of available for sale investment securities and cash flow hedges, which are charged or credited directly to shareholders’ equity, is also credited or charged directly to shareholders’ equity where applicable and is subsequently recognized in the income statement together with the deferred gain or loss.

Borrowings, including preference shares (Applicable for all Group entities from January 1, 2005)

Borrowings are initially recognized at cost, which is the fair value of the consideration received (issue proceeds), net of transaction costs incurred. Subsequent measurement is at amortized cost and any difference between net proceeds and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

Combined debt instruments that are related to non-NBG equity instruments, foreign exchange, credit instruments or indices are considered structured instruments. If such instruments have not been designated at fair value through profit and loss, the embedded derivative is separated from the host contract and accounted for as a standalone derivative provided that the separation criteria are met. The host contract is subsequently measured at amortized cost.

Preference shares, which carry a mandatory coupon, or are redeemable on a specific date or at the option of the shareholder, are classified as financial liabilities and are presented in other borrowed funds. The dividends on these preference shares are recognized in the income statement as interest expense on an amortized cost basis using the effective interest rate method.

Own debt held as a result of market making activities or deliberate purchases in the market are treated as redemption of debt. A gain or loss on redemption is recorded in net trading income, depending on whether the repurchase price of the debt instrument was lower or higher than its carrying value. A subsequent sale of own debt in the market is treated as re-issuance of debt. Interest expense on debt instruments is included in interest expense.

Share capital and treasury shares

Share issue costs: Incremental external costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income taxes.

Dividends on ordinary shares: Dividends on ordinary shares are recognized as a liability in the period in which they are approved by the Annual General Meeting of the Shareholders of the Bank and its subsidiaries.

Preference shares: Preference shares that are non-redeemable and upon which dividends are declared at the discretion of the directors are classified as shareholders’ equity.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank, are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

Segment reporting

The Group is organized on a worldwide basis into six business segments and provides products or services that are subject to risks and returns that are different from those of other business segments. This organizational structure is the basis upon which the Group reports its primary segment information.

Related parties transactions

Related parties include entities, which the Bank has the ability to control or exercise significant influence in making financial and operating decisions. Related parties include, directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.

All banking transactions entered into with related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than a normal amount of risk.

Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer. The Group receives fee income for providing these services. Trust assets are not assets of the Group and are not recognized in the Financial Statements. The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 3: Net Interest Income

	31.3.2005	31.3.2004

Interest earned on:
Amounts due from banks	83.008	57.024
Securities	124.038	140.013
Loans and advances to customers	391.205	319.009
Other interest earning assets	2.498	14.792
Interest and similar income	600.749	530.838

Interest payable on:
Amounts due to other banks	(64.712)	(57.931)
Amounts due to customers	(124.774)	(101.714)
Other borrowed funds	(10.330)	(9.601)
Other interest paying liabilities	(3.016)	(22.784)
Interest and similar charges	(202.832)	(192.030)

Net interest income	397.917	338.808

NOTE 4: Net Fee and Commission Income

	31.3.2005	31.3.2004

Custody, brokerage & investment banking	15.258	15.564
Retail loan fees	24.075	18.066
Corporate lending fees	19.250	18.858
Banking fees & similar charges	37.138	36.014
Fund management fees	9.410	9.072
Total	105.131	97.574

NOTE 5: Net premia from insurance contracts

	31.3.2005	31.3.2004

Written Premia net of reinsurance	144.414	124.871
Paid claims, net of reinsurance	(73.394)	(78.680)
Change in insurance provisions	(36.823)	(15.819)
Net commissions	(11.983)	(10.409)
Other (incl. valuation of unit-linked)	922	(3.688)
Net premia from insurance contracts	23.116	16.275

As at 1 January 2005 the Group performed a Liability Adequacy Test to assess the adequacy of its insurance liabilities in accordance with IFRS 4 “Insurance Contracts”. Additional liabilities increased the carrying amounts of insurance reserves and were charged-off to equity.  The assumptions used and projection methods followed for the LAT are set out below:

Life business: Life business was disaggregated into three main groups: traditional policies (whole life, endowment, pure endowment, term, with profit individual pension plans), unit-linked policies and hospitalization riders. Lapses of 2% were assumed for hospitalization riders with unlimited cover and 5% for all traditional and unit-linked base policies and other hospitalization riders. Future premiums were assumed to inflate at future Greek national medical inflation, which was estimated at 4.5% per annum. Underlying claims inflation was also set at 4.5% per annum. Expense inflation was assumed at 3% per annum.

Property and Casualty business: As regards the motor branch, cumulative gross paid claim amount, settled claim amount and incurred claim amount developments and claim number developments were projected using historic development patterns for the 1993 to 2004 reporting years inclusive. Average claim development ratios were determined in most cases from the historic data for the last three years.

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

An appropriate tail factor was added where applicable to allow for development after this period. The development ratios were adjusted in a small number of cases to remove the effect of claim developments which appeared to be of an exceptional nature. The claim number projections were combined with average settlements to provide an estimate based on the number and expected average cost of claims. Projections were also undertaken of the reinsurance recoveries. The projections for other branches were based over the development patterns experienced during over the last five years for each reporting year. An allowance of 3% was made for claims handling expenses and the discount factor was set at 2.5%.

NOTE 6: Net Trading Income

	31.3.2005	31.3.2004

Foreign exchange	9.787	10.430
Fixed income securities, net of hedges	4.616	12.260
Equities	7.053	13.839
Total	21.456	36.529

NOTE 7: Other Operating Income

	31.3.2005	31.3.2004

Non-banking income:
Private equity: Group share in investee entities	6.806	4.001
Real estate gains & rentals	2.856	9.718
Hotel income	2.167	(393)
Warehouse fees	2.435	3.553
Total non-banking income	14.264	16.879
Other income	11.592	14.520
Total	25.856	31.399

NOTE 8: Personnel Expenses

		31.3.2005	31.3.2004

Wages and Salaries		139.176	141.258
Social security costs		55.249	56.493
Pension costs:	defined contribution plans	607	75
	defined benefit plans	6.247	4.795
Other post retirement benefits		46	54
Other staff related benefits		6.751	9.009
Total		208.076	211.684

NOTE 9: Employee Benefit Plans

Defined Benefit Pension Plans

The Bank and certain of its subsidiaries sponsor defined benefit pension plans for their employees. The plans vary in their specific features, but most are contributory, final pay and accumulated years of service-based defined benefit plans.  The funding policies vary slightly but typically include employee and employer defined monthly contributions. Some companies within the Group also provide termination indemnities.

Net periodic pension costs for these defined benefit plans include the following components and are recognised in the income statement for the periods ended:

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

	31.3.2005	31.3.2004
Current service cost	(3.562)	(3.391)
Interest cost on obligation	(4.914)	(4.661)
Expected return on plan assets	2.367	1.714
Amortization of unrecognized actuarial losses	(125)	—
Amortization of unrecognized prior service cost	(13)	—
Other income	—	1.543
Pension costs - defined benefit plans	(6.247)	(4.795)

The weighted average assumptions used to determine the net periodic pension costs for the years 2005 and 2004 are :

	2005	2004

Discount rate	5.2%	5.2%
Expected return on plan assets	6.3%	6.3%
Rate of compensation increase	4.1%	4.1%
Pension increase	2.3%	2.3%

The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the periods ended:

	31.3.2005	31.12.2004
Present value of funded obligations	335.023	328.049
Fair Value of plan assets	(153.249)	(156.266)
	181.774	171.783
Present value of unfunded obligations	55.601	72.088
Unrecognized actuarial losses	(20.499)	(20.624)
Unrecognized prior service cost	(787)	(800)
Total	216.089	222.447

Post-retirement Defined Benefit Plans Other Than Pensions

Group companies also sponsor other post retirement benefit plans other than pensions, which provide for various health benefits including post-retirement health benefits. The funding policies vary slightly but typically include employee and employer contributions.

Net periodic post-retirement benefit cost included the following components for the periods ended:

	31.3.2005	31.3.2004
Current service cost	(20)	(17)
Interest cost on obligation	(36)	(37)
Amortization of unrecognized gains	10	—
Pension costs - defined benefit plans	(46)	(54)

The aggregated funding status for other post-retirement benefit costs recognized in the consolidated balance sheet is reconciled below as follows:

	31.3.2005	31.12.2004
Present value of unfunded obligations	2.489	2.434
Unrecognized actuarial gains	440	450
Total	2.929	2.884

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 10: Tax expense

	31.3.2005	31.3.2004

Current tax	49.958	45.080
Deferred tax	4.504	209
Total	54.462	45.289

NOTE 11: Earnings per share

	31.3.2005	31.3.2004

Net income attributable to the NBG shareholders	146.879	92.754
Weighted average number of ordinary shares outstanding	322.025.183	322.243.476
Earnings per share	€0.46	€0.29

NOTE 12: Cash and balances with central banks

	31.3.2005	31.12.2004

Cash in hand	506.982	565.213
Balances with central banks	1.123.841	579.829
Cash and balances with central banks	1.630.823	1.145.042

The Bank is required to maintain a current account with the Bank of Greece to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

The central bank is the primary regulator of depository institutions in Greece.  The central bank requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”). As of January 1, 2001 these deposits bear interest at the refinancing rate as set by the ECB (2% at March 31, 2005).

NOTE 13: Treasury bills and other eligible bills

	31.3.2005	31.12.2004

Treasury bills	124.237	137.963
Other eligible bills	19.187	12.437
Total	143.424	150.400

NOTE 14: Due from banks (net)

	31.3.2005	31.12.2004

Sight deposits with banks	253.430	210.596
Time deposits with banks	4.757.900	4.516.048
Securities purchased under agreements to resell	6.093.609	3.822.832
Other	72.472	41.378
	11.177.411	8.590.854
Less: Allowance for losses on amounts due from other banks	(496)	(472)
Total	11.176.915	8.590.382

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 15: Trading portfolio assets

	31.3.2005	31.12.2004

Government bonds	9.770.671	9.506.045
Other public sector bonds	218.210	48.971
Other debt securities	765.380	1.547.567
Equity securities	219.878	233.353
Mutual funds units	1.350	279.600
Total	10.975.489	11.615.536

NOTE 16: Derivative financial instruments

	31.3.2005 Fair values
	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives	117.856	244.734
Foreign exchange derivatives	11.056	8.835
Other types of derivatives	894	5.797
Interest rate derivatives - Exchange traded	25.856	9.107
Total	155.662	268.473

NOTE 17: Loans & advances to customers (net)

	31.3.2005	31.12.2004

Mortgages	9.682.821	9.194.201
Consumer loans	2.732.142	2.610.682
Credit cards	1.481.765	1.444.999
Small Business lending	1.748.898	1.689.000
Retail lending	15.645.626	14.938.882
Corporate lending	12.575.998	12.190.016
Total loans	28.221.624	27.128.898
Less: Allowance for impairment on loans & advances to customers	(1.151.378)	(1.076.140)
Total	27.070.246	26.052.758

Movement in allowance for impairment on loans and advances:

Balance at 1 January	1.076.140	976.614
IAS 39 adjustments	32.688	—
Balance at 1 January as restated	1.108.828	976.614
Provision for loan impairment	48.882	177.616
Loans written off	(5.810)	(74.772)
Amounts recovered	(2.556)	(1.408)
Exchange differences	2.034	(1.910)
Balance at period end	1.151.378	1.076.140

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 18: Investment securities

	31.3.2005	31.12.2004

Available-for-sale investment securities (at fair values):
Greek Government bonds	1.191.241	303.567
Debt securities issued by other government and public entities	457.999	372.734
Corporate bonds incorporated in Greece	333.950	280.293
Corporate bonds incorporated outside Greece	371.561	240.738
Debt securities issued by Greek financial institutions	442.675	157.971
Debt securities issued by foreign financial institutions	197.321	7.249
Mortgage backed securities	700.933	746.592
Other debt instruments issues	3.190	706
Debt securities	3.698.870	2.109.850
Equity securities	205.323	155.915
Mutual funds units	416.775	123.248
Provision for impairment	(12.013)	(6.072)
Available-for-sale investment securities	4.308.955	2.382.941

Held-to-maturity investment securities (at amortized cost)	51.965	—
Total	4.360.920	2.382.941

NOTE 19: Investments in associates

	31.3.2005	31.12.2004

At January 1st:	212.248	187.497
Share of results	795	30.352
Dividends	(2.472)	(10.239)
Additions/ disposals	(191)	4.638
Balance at period end	210.380	212.248

List of associates	Country	% participation
AGET Heracles Cement Co. S.A	Greece	26,00%
Phosphate Fertilizers Industry S.A	Greece	24,23%
Larco Metallurgical S.A	Greece	36,43%
Siemens Industrial S.A	Greece	30,00%
EVIOP TEMPO S.A	Greece	28,28%
TEIRESIAS S.A	Greece	39,34%
Hellenic Countryside S.A	Greece	20,23%
Social Securities Funds Management	Greece	40,00%
LYKOS Paper Solutions S.A	Greece	30,00%
Pella S.A	Greece	20,89%
Planet Ernst & Young S.A	Greece	31,72%
FINTRUST A.E	Greece	37,60%
AGRIS A.E	Greece	29,34%
KARIERA A.E	Greece	35,00%
ZYMI A.E	Greece	33,00%

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 20: Goodwill & other intangible assets

	Goodwill	Software	Other	Total

Cost:
at 1 January 2005	14.647	200.140	21.989	236.776
additions/disposals (net)	841	4.369	2.477	7.687
at 31 March 2005	15.488	204.509	24.466	244.464

Accumulated amortization and impairment
at 1 January 2005	—	(159.997)	(5.056)	(165.053)
additions/disposals (net)	—	(2.440)	(1.969)	(4.409)
amortization charge for the period	—	(5.640)	(778)	(6.418)
at 31 March 2005	—	(168.078)	(7.802)	(175.880)

Net book amount at 31 March 2005	15.488	36.431	16.664	68.583

NOTE 21: Property & equipment

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost:
at 1 January 2005	1.037.103	907.439	639.411	65.570	66.945	2.716.467
additions/ disposals (net)	263	5.572	13.234	6.048	6.446	31.563
at 31 March 2005	1.037.366	913.011	652.644	71.618	73.391	2.748.030

Accumulated depreciation and impairment:
at 1 January 2005	—	(289.390)	(421.254)	(46.187)	—	(756.832)
additions/ disposals (net)	—	1.146	(4.846)	(2.183)	—	(5.883)
depreciation charge for the period	—	(7.344)	(14.713)	(1.296)	—	(23.353)
at 31 March 2005	—	(295.588)	(440.813)	(49.666)	—	(786.067)

Net book amount at 31 March 2005	1.037.366	617.423	211.832	21.952	73.391	1.961.964

NOTE 22: Deferred tax assets & liabilities

	31.3.2005	31.12.2004

Deferred tax assets:
Securities and derivatives	72.655	—
Tangible and intangible assets	26.496	19.389
Pension and other post retirement benefits	22.460	24.874
Other temporary differences	96.832	31.604
Deferred tax assets	218.443	75.867

	31.3.2005	31.12.2004
Deferred tax liabilities:
Securities and derivatives	51.376	252
Tangible and intangible assets	6.549	4.937
Other temporary differences	5.958	5.728
Deferred tax liabilities	63.883	10.917

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

	31.3.2005	31.3.2004

Deferred tax charge in the income statement:
Securities and derivatives	(608)	(55)
Tangible and intangible assets	(351)	(873)
Pension and other post retirement benefits	(2.448)	118
Other temporary differences	(1.097)	601
Deferred tax charge in the income statement	(4.504)	(209)
Deferred tax through equity	94.114	(4.262)
Net deferred tax movement	89.610	(4.471)

NOTE 23: Other assets

	31.3.2005	31.12.2004

Accrued interest and commissions	678.975	577.541
Tax prepayments and other recoverable taxes	165.068	200.215
Private equity: investees assets	104.905	98.099
Trade receivables	101.712	38.523
Assets acquired through foreclosure proceedings	91.145	89.921
Prepaid expenses	71.743	67.570
Other	412.595	588.915
Total other assets	1.626.143	1.660.784

NOTE 24: Due to banks

	31.3.2005	31.12.2004

Demand deposits due to credit institutions	232.772	161.104
Time deposits due to credit institutions	216.311	807.569
Interbank deposits	4.118.803	726.733
Amounts due to Central Bank	5.801	6.204
Securities sold under agreement to repurchase	7.207.025	4.520.195
Other	183.990	191.936
Total due to banks	11.964.702	6.413.741

NOTE 25: Due to customers

	31.3.2005	31.12.2004

Deposits:
Individuals	32.171.049	32.649.188
Corporates	4.775.687	3.895.902
Government and agencies	1.885.742	1.901.095
Total deposits	38.832.478	38.446.185
Securities sold to customers under agreement to repurchase	869.138	2.161.675
Other due to customers	562.579	257.316
Amounts due to customers	40.264.195	40.865.176
Mutual funds	8.178.250	8.512.299
Total funds under management	48.442.445	49.377.475

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 26: Other borrowed funds

	31.3.2005	31.12.2004
Floating rate notes	1.098.778	1.098.642

In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, issued € 750 million subordinated floating rate notes guaranteed fully and unconditionally by the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR (2.175% at December 31, 2004) plus 80 b.p. to June 2007 and EURIBOR plus 210 b.p. thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on a constant yield basis over the period from the placement to the first redemption option.

In July 2003, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities guaranteed irrevocably and unconditionally by the Bank. They are perpetual and may be redeemed after July 2013 by NBG Funding on any dividend date subject to the consent of the Bank. The notes carry interest at the 3-month EURIBOR plus 175 b.p. up until July 11, 2013 and EURIBOR plus 275 b.p. thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost.

NOTE 27: Other liabilities

	31.3.2005	31.12.2004

Accrued interest and commissions	287.939	200.062
Creditors and suppliers	254.910	277.057
Amounts due to government agencies	230.945	240.268
Private equity: liabilities of investee entities	157.665	157.895
Other provisions	61.920	61.707
Taxes payable - other than income taxes	48.098	53.858
Accrued expenses and deferred income	41.758	43.197
Payroll related accruals	16.253	26.008
Dividends payable	12.654	13.503
Other	5.957	88.787
Other liabilities	1.118.099	1.162.342
Current liabilities	156.131	145.927
Total	1.274.230	1.308.269

NOTE 28: Share capital, share premium and treasury shares

	Share capital	Share premium	Treasury shares	Total

Balance at 1 January 2004	1.147.761	32.393	(348.790)	831.364
Issue of share capital	344.329	—	—	344.329
Net sales of treasury shares	—	—	138.662	138.662
Balance at 31 December 2004	1.492.090	32.393	(210.128)	1.314.355

At 1 January 2005	1.492.090	32.393	(210.128)	1.314.355
Net purchases of treasury shares	—	—	(3.834)	(3.834)
Balance at 31 March 2005	1.492.090	32.393	(213.962)	1.310.521

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 29: Reserves & Retained Earnings

		31.3.2005	31.12.2004

	Statutory reserve	207.914	207.770
Revaluation reserve	- available for sale securities	124.021	—
	- fixed assets	40.745	39.246
	Non-taxable reserves	906.196	905.302
	General banking reserve	5.718	5.761
	Other reserve	2.798	13.026
	Total reserves	1.287.392	1.171.105
	Retained earnings	(184.209)	(99.714)
	Total reserves and retained earnings	1.103.183	1.071.391

NOTE 30: Non innovative undated Tier I perpetual securities

In November 2004, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Non-Cumulative non-voting preferred securities guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6.25% the first year and then is determined as the 10 year CMS mid swap rate plus 12.5bps reset every six months and capped at 8% and for series C is 6.75% the first year and then is determined as the 10 year USD CMS mid swap rate plus12.5bps reset every six months and capped at 8.5%.

In February 2005, NBG Funding Ltd issued € 230  million Series D Constant Maturity Swap (“CMS”) Linked Non-Cumulative non-voting preferred securities guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in February 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6.00% for the first five years and then is determined as the difference of 10-year CMS mid swap rate minus 2-year mid swap rate multiplied by four on annual basis capped at 10% and floured at 3.25%.

NOTE 31: Cash and cash equivalents

	31.3.2005	31.12.2004

Cash and balances with central banks	849.739	714.260
Due from banks	7.793.346	4.215.173
Trading securities	239.676	—
Investment securities	29.593	740
Total cash and cash equivalents	8.912.354	4.930.173

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 32: Post Balance Sheet events

Dividends declared:  On May 17, 2005 at the Annual General Meeting of the Shareholders of the Bank, the shareholders approved the distribution of a cash dividend in the amount of €0.60 per share.

Stock Option Program: On June 22, 2005 at a General Meeting of Shareholders a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. The Program shall last for five years and expire in 2010. The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of shares to issue under the Program shall be 2.5 million. The strike price shall be within the range of € 4.50 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they are first exercised. All other details of the Program shall be decided by the BoD at a later date.

Subordinated fixed rate debt: In June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY 30 billion callable subordinated Fixed rate Notes guaranteed on a subordinated basis by the Bank due in June 2035 under the € 1 billion Global Medium Term Note Programme. The new deal was launched on June 24, 2005 with settlement on June 28, 2005. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2.755% which is payable semi-annually in arrears. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on constant yield basis over the period from the placement to the first redemption option.

Mergers & Acquisitions: The Boards of Directors of the Bank and National Investment Company announced at 26/5/2005 the terms of the merger through absorption of the latter by the former.

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 33: Business Segment Reporting

€ mln	Retail Banking	Corporate Banking	Global markets & Asset Management	Insurance	International	Other	Total

From 1 January to 31.3.2005
Net interest income	258	49	34	6	66	(15)	398
Net fee & commission income	51	16	20	—	17	1	105
Other non-interest income (1)	14	1	—	45	11	32	103
Total operating income	323	66	54	51	94	16	606
Direct costs	(132)	(12)	(11)	(38)	(54)	(16)	(263)
Allocated costs & provisions(1)	(87)	(18)	(5)	—	(9)	(6)	(125)
Profit Before Tax	104	36	38	13	31	(4)	218
Taxes	(28)	(9)	(11)	(3)	(5)	2	(54)
Minority interests	—	(2)	(3)	(2)	(1)	(9)	(17)
Profit attributable to NBG shareholders	76	25	24	8	25	(11)	147

From 1 January to 31.3.2004
Net interest income	219	50	40	5	51	(26)	339
Net fee & commission income	45	17	20	—	16	—	98
Other non-interest income (1)	17	(3)	19	21	13	35	103
Total operating income	281	64	79	26	80	9	539
Direct costs	(136)	(13)	(17)	(36)	(55)	(13)	(270)
Allocated costs & provisions(1)	(76)	(30)	(5)	—	(14)	(4)	(128)
Profit Before Tax	69	21	57	(10)	11	(8)	140
Taxes	(16)	(5)	(13)	(3)	(5)	(3)	(45)
Minority interests	—	(1)	(5)	3	—	1	(2)
Profit attributable to NBG shareholders	53	15	39	(10)	6	(10)	93

(1) includes allocated income and expenses

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 34: Consolidated Income Statement under Greek GAAP and IFRS for the year ended 31.12.2004

€ 000’s	IFRS	GrGAAP	Variation

Interest and similar income	2.224.194	2.627.797	(403.603)
Interest expense and similar charges	(811.633)	(1.209.034)	397.401
Net Interest income	1.412.561	1.418.763	(6.202)

Fee and commission income	431.693	474.745	(43.052)
Fee and commission expense	(27.003)	(76.931)	49.928
Net Fee and commission income	404.690	397.814	6.876

Earned premia net of reinsurance	476.252	—	476.252
Net claims incurred	(387.160)	—	(387.160)
Net premia from insurance contracts	89.092	—	89.092

Dividend income	18.381	17.036	1.345
Net trading income	109.347	120.642	(11.295)
Net result from investment securities	1.087	—	1.087
Other operating income	151.941	88.775	63.166
Total operating income	2.187.099	2.043.030	144.069

Personnel expenses	(1.001.499)	(866.294)	(135.205)
General & Administrative expenses	(347.798)	(298.018)	(49.780)
Depreciation and amortization charges	(133.106)	(128.667)	(4.439)
Other operating expenses	(57.188)	(27.401)	(29.787)
Total operating expenses	(1.539.591)	(1.320.380)	(219.211)

Impairment losses on loans and advances	(177.550)	(177.869)	319
Share of profit of associates	24.723	32.197	(7.474)
Profit before tax	494.681	576.978	(82.297)

Tax expense	(175.315)	(167.779)	(7.536)
Net Profit	319.366	409.199	(89.833)

Net Profit attributable to:
Minority interests	17.862	22.832	(4.970)
NBG ordinary shareholders	301.504	386.367	(84.863)

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 35: Consolidated Balance Sheet under Greek GAAP and IFRS as at 31.12.2004

€ 000’s	IFRS	GrGAAP	Variation
ASSETS
Cash and balances with central banks	1.145.042	1.123.434	21.608
Treasury bills and other eligible bills	150.400	150.415	(15)
Due from banks (net)	8.590.382	8.797.016	(206.634)
Trading portfolio assets	11.615.536	13.307.228	(1.691.692)
Loans and advances to customers (net)	26.052.758	26.312.445	(259.687)
Investment securities - available for sale	2.382.941	—	2.382.941
Investment property	125.905	—	125.905
Investments in associates	212.248	945.322	(733.074)
Goodwill & other intangible assets	71.723	113.837	(42.114)
Property & equipment	1.959.636	1.165.060	794.576
Deferred tax assets	75.867	—	75.867
Insurance related assets and receivables	439.215	—	439.215
Other assets	1.660.784	962.437	698.347
Total assets	54.482.437	52.877.194	1.605.243

LIABILITIES
Due to banks	6.413.741	6.415.083	(1.342)
Due to customers	40.865.176	40.808.585	56.591
Debt securities in issue	63.448	55.493	7.955
Other borrowed funds	1.098.642	1.582.149	(483.507)
Insurance related reserves and liabilities	1.326.697	—	1.326.697
Other liabilities	1.162.342	1.493.796	(331.454)
Current tax liabilities	145.927	—	145.927
Deferred tax liabilities	10.917	—	10.917
Retirement benefit obligations	225.331	—	225.331
Total liabilities	51.312.221	50.355.106	957.115

SHAREHOLDERS’ EQUITY
Share capital	1.492.090	1.492.090	—
Share premium account	32.393	32.393	—
Less: treasury shares	(210.128)	(205.482)	(4.646)
Reserves and retained earnings	1.071.391	1.078.818	(7.427)
Equity attributable to NBG shareholders	2.385.746	2.397.819	(12.073)

Minority Interest	302.321	124.269	178.052
Non-innovative undated Tier I	482.149	—	482.149
Total shareholders’ equity	3.170.216	2.522.088	648.128

Total equity and liabilities	54.482.437	52.877.194	1.605.243

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 36: Consolidated Balance Sheet as at 1.1.2005 (adoption of IAS 32, 39 and IFRS 4)

€ 000’s	IFRS
ASSETS
Cash and balances with central banks	1.145.042
Treasury bills and other eligible bills	150.400
Due from banks (net)	8.590.382
Trading portfolio assets	9.845.501
Derivative financial instruments	201.412
Loans and advances to customers (net)	26.020.070
Investment securities – available for sale	4.445.473
Investment securities – held to maturity	51.965
Investment property	125.905
Investments in associates	212.248
Goodwill & other intangible assets	71.723
Property & equipment	1.959.636
Deferred tax assets	234.699
Insurance related assets and receivables	439.215
Other assets	1.736.301
Total assets	55.229.972

LIABILITIES
Due to banks	6.413.741
Derivative financial instruments	287.433
Due to customers	40.865.176
Debt securities in issue	63.448
Other borrowed funds	1.098.642
Insurance related reserves and liabilities	1.552.697
Other liabilities	1.448.493
Current tax liabilities	145.927
Deferred tax liabilities	90.010
Retirement benefit obligations	225.331
Total liabilities	52.190.898

SHAREHOLDERS’ EQUITY
Share capital	1.492.090
Share premium account	32.393
Less: treasury shares	(210.128)
Reserves and retained earnings	985.012
Equity attributable to NBG shareholders	2.299.367

Minority Interest	257.558
Non-innovative undated Tier I	482.149
Total shareholders’ equity	3.039.074

Total equity and liabilities	55.229.972

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 37: Consolidated Income Statement under Greek GAAP and IFRS for the period ended 31.3.2004

€ 000’s	IFRS	GrGAAP	Variation

Interest and similar income	530.838	622.953	(92.115)
Interest expense and similar charges	(192.030)	(285.989)	93.959
Net Interest income	338.808	336.964	1.844

Fee and commission income	105.617	116.495	(10.878)
Fee and commission expense	(8.043)	(17.881)	9.838
Net Fee and commission income	97.574	98.614	(1.040)

Earned premia net of reinsurance	109.123	—	109.123
Net claims incurred	(92.848)	—	(92.848)
Net premia from insurance contracts	16.275	—	16.275

Dividend income	2.160	2.859	(699)
Net trading income	36.529	40.812	(4.283)
Net result from investment securities	597	—	597
Other operating income	31.399	15.576	15.823
Total operating income	523.342	494.825	28.517

Personnel expenses	(211.684)	(188.216)	(23.468)
General & Administrative expenses	(87.470)	(71.811)	(15.659)
Depreciation and amortization charges	(31.651)	(32.019)	368
Other operating expenses	(7.587)	(6.651)	(936)
Total operating expenses	(338.392)	(298.697)	(39.695)

Impairment losses on loans and advances	(46.021)	(48.319)	2.298
Share of profit of associates	1.579	3.255	(1.676)
Profit before tax	140.508	151.064	(10.556)

Tax expense	(45.289)	(40.305)	(4.984)
Net Profit	95.219	110.759	(15.540)

Net Profit attributable to:
Minority interests	2.465	5.387	(2.922)
NBG ordinary shareholders	92.754	105.372	(12.618)

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 38: Consolidated Balance Sheet under Greek GAAP and IFRS as at 31.3.2004

€ 000’s	IFRS	GrGAAP	Variation
ASSETS
Cash and balances with central banks	1.265.709	1.240.015	25.694
Treasury bills and other eligible bills	131.148	122.462	8.686
Due from banks (net)	10.586.464	10.569.373	17.091
Trading portfolio assets	11.639.746	14.398.690	(2.758.944)
Loans and advances to customers (net)	22.920.402	22.708.025	212.377
Investment securities - available for sale	2.391.737	—	2.391.737
Investment property	134.366	—	134.366
Investments in associates	192.527	948.779	(756.252)
Goodwill & other intangible assets	74.976	106.691	(31.715)
Property & equipment	1.912.845	1.193.835	719.010
Deferred tax assets	69.976	—	69.976
Insurance related assets and receivables	572.059	—	572.059
Other assets	1.643.040	825.651	817.389
Total assets	53.534.995	52.113.521	1.421.474

LIABILITIES
Due to banks	7.650.957	7.659.408	(8.451)
Due to customers	39.330.298	39.498.714	(168.416)
Debt securities in issue	43.095	32.946	10.149
Other borrowed funds	1.098.239	1.100.000	(1.761)
Insurance related reserves and liabilities	1.286.337	—	1.286.337
Other liabilities	1.117.878	1.243.774	(125.896)
Current tax liabilities	168.258	—	168.258
Deferred tax liabilities	8.603	—	8.603
Retirement benefit obligations	216.684	—	216.684
Total liabilities	50.920.349	49.534.842	1.385.507

SHAREHOLDERS’ EQUITY
Share capital	1.147.761	1.147.761	—
Share premium account	32.393	32.393	—
Less: treasury shares	(296.435)	(179.672)	(116.763)
Reserves and retained earnings	1.393.520	1.430.280	(36.760)
Equity attributable to NBG shareholders	2.277.239	2.430.762	(153.523)

Minority Interest	337.407	147.917	189.490
Total shareholders’ equity	2.614.646	2.578.679	35.967

Total equity and liabilities	53.534.995	52.113.521	1.421.474

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 39: Consolidated Balance Sheet under Greek GAAP and IFRS as at 31.12.2003

€ 000’s	IFRS	GrGAAP	Variation
ASSETS
Cash and balances with central banks	1.314.098	1.280.563	33.535
Treasury bills and other eligible bills	106.950	106.157	793
Due from banks (net)	8.543.376	8.677.417	(134.041)
Trading portfolio assets	16.322.939	18.504.586	(2.181.647)
Loans and advances to customers (net)	21.847.372	21.647.770	199.602
Investment securities - available for sale	2.404.293	—	2.404.293
Investment property	135.082	—	135.082
Investments in associates	187.497	945.939	(758.442)
Goodwill & other intangible assets	78.363	120.335	(41.972)
Property & equipment	1.850.496	1.530.386	320.110
Deferred tax assets	80.548	—	80.548
Insurance related assets and other receivables	500.603	—	500.603
Other assets	1.541.635	898.753	642.882
Total assets	54.913.252	53.711.906	1.201.346

LIABILITIES
Due to banks	9.577.189	9.661.478	(84.289)
Due to customers	38.966.729	38.978.176	(11.447)
Debt securities in issue	54.226	31.869	22.357
Other borrowed funds	1.098.096	1.100.000	(1.904)
Insurance related reserves and liabilities	1.277.683	—	1.277.683
Other liabilities	1.074.272	1.509.166	(434.894)
Current tax liabilities	149.212	—	149.212
Deferred tax liabilities	14.704	—	14.704
Retirement benefit obligations	215.816	—	215.816
Total liabilities	52.427.927	51.280.689	1.147.238

SHAREHOLDERS’ EQUITY
Share capital	1.147.761	1.147.761	—
Share premium account	32.393	32.393	—
Less: treasury shares	(348.790)	(179.325)	(169.465)
Reserves and retained earnings	1.311.382	1.285.006	26.376
Equity attributable to NBG shareholders	2.142.746	2.285.835	(143.089)

Minority Interest	342.579	145.382	197.197
Total shareholders’ equity	2.485.325	2.431.217	54.108

Total equity and liabilities	54.913.252	53.711.906	1.201.346

National Bank of Greece S.A.	Consolidated Financial Statements 31.3.2005 according to IFRS (Unaudited)

NOTE 40: List of Subsidiaries

	Country	% participation

National Bank of Greece (Parent Co)	Greece
National Investment Company	Greece	47.25%
National Securities S.A	Greece	100.00%
Ethniki Kefalaiou S.A	Greece	100.00%
Diethniki Mutual Fund Management	Greece	100.00%
National Management & Organization Co	Greece	100.00%
Ethniki Leasing S.A	Greece	100.00%
National Mutual Fund Management	Greece	100.00%
NBG Venture Capital S.A	Greece	100.00%
NBG Balkan Fund Ltd.	Cyprus	100.00%
NBG Greek Fund Ltd.	Cyprus	100.00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100.00%
ETEBA Estate Fund Ltd	Cyprus	100.00%
ETEBA Venture Capital Management Ltd	Cyprus	100.00%
NBG Bancassurance S.A.	Greece	100.00%
Atlantic Bank of N.Y.	U.S.A.	100.00%
NBG Canada	Canada	100.00%
S.A.B.A.	S. Africa	99.47%
NBG Cyprus Ltd	Cyprus	100.00%
National Securities Co (Cyprus Ltd)	Cyprus	100.00%
NBG Management Services Ltd.	Cyprus	100.00%
Stopanska Banka A.D.	FYROM	71.20%
United Bulgarian Bank (UBB)	Bulgaria	99.91%
NBG International Ltd	United Kingdom	100.00%
NBGI Inc. (NY)	U.S.A	100.00%
NBG Private Equity Ltd.	United Kingdom	100.00%
NBG Finance plc	United Kingdom	100.00%
Interlease A.D. (Sofia)	Bulgaria	87.50%
ETEBA Bulgaria A.D.	Bulgaria	100.00%
ETEBA Romania S.A	Romania	100.00%
ETEBA Advisory SRL	Romania	100.00%
NBGI Jersey Limited	United Kingdom	100.00%
NBG Luxembourg Holding S.A.	Luxembourg	100.00%
NBG Lux Finance Holding S.A.	Luxembourg	100.00%
National Real Est. & Gen. Warehouses	Greece	79.60%
Innovative Ventures S.A (I-Ven)	Greece	100.00%
NBG Funding Ltd	United Kingdom	100.00%
Banca Romaneasca S.A	Romania	97.14%
Ethniki Hellenic General Insurance	Greece	76.24%
ASTIR Palace Vouliagmenis S.A	Greece	76.75%
ASTIR Alexandroupolis S.A	Greece	100.00%
Grand Hotel Summer Palace S.A	Greece	100.00%
NBG Training Center S.A	Greece	100.00%
Ethnodata S.A.	Greece	100.00%
KADMOS S.A.	Greece	100.00%
DIONYSOS S.A	Greece	79.60%
EKTENEPOL Construction Company	Greece	79.60%
Mortgage, Touristic PROTYPOS S.A	Greece	79.60%
Hellenic Touristic Constructions	Greece	61.90%
Ethnoplan S.A	Greece	100.00%
Ethniki Ktimatikis Ekmetalefsis A.E	Greece	100.00%
NBGI Private Equity Funds	United Kingdom	100.00%